Mail Stop 4561


      April 5, 2006



Thomas Blakeley
Chief Executive Officer
American Mold Guard, Inc.
30200 Rancho Viejo Road, Suite G
San Juan Capistrano, California 92675

Re:	American Mold Guard, Inc.
      Registration Statement on Form SB-2
      Amended on March 28, 2006
      File No. 333-130889

Dear Mr. Blakeley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds - page 17
1. We note your response to Comment 3. Please include maturity dates for the last three unsecured notes on page 17, all of which bear interest at a rate of 10%.

Capitalization, page 20
2. Your revised disclosure indicates that the pro forma column includes an additional $650 of debt incurred since December 31, 2005.
This does not agree with the change from $3,965 to $4,247. Please explain to us to reasons for the difference.

Notes to Consolidated Financial Statements

Note 3. Summary of Critical Accounting Policies

Stock-based Compensation, page F-11
3. Please revise to present net loss per share data calculated based upon net loss applicable to common shareholders.

Note 6. Notes Payable

2005, Unsecured Notes page F-15
4. We have reviewed the revisions to your disclosure made in response to prior comment 12. We note that 230,770 shares of common stock, 230,770 Class A warrants and 115,385 Class B warrants will be issued to the holders of unsecured notes. In your initial disclosure and on page 29 of the MD&A, you indicate that the noteholders will receive
$1.5 million worth of securities, which would result in a variable number of securities to be issued. Please clarify your disclosure in both the notes to consolidated financial statements and the MD&A. We also note that 408,149 shares (a significant decrease from the previously disclosed 1.2 million shares) will be issued to these noteholders if a Qualified Sale does not occur by December 31, 2006.
Please tell us whether the terms of the agreement have been renegotiated or explain to us the reasons for the changes to your disclosure.

Item 28. Undertakings
5. We note your response to Comment 15. If you plan to rely on Rule
430A to omit final pricing information from the prospectus included in the registration statement at the time of effectiveness, please include the Rule 430A undertakings. Otherwise, please confirm that final pricing information will be included in the prospectus at the time of effectiveness.



Exhibit 1.1
6. We note your disclosure that the offering will be underwritten on a firm commitment basis. However, upon our review of the underwriting agreement it appears that the underwriter`s discretion to terminate the agreement prior to closing is inconsistent with a firm commitment agreement. In particular, we note Section 12(b)(ii)
which permits the underwriter to terminate in the event of a "change in economic or political conditions if the effect of such... change on the financial markets of the United States would, in [its] reasonable judgment, make it impracticable to market the Units." Please revise the agreement or provide an analysis. Refer to the no-action relief granted to The First Boston Corporation (1985).

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact William Demarest, Accountant, at (202) 551-
3432
or Kristi Beshears, Senior Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202)
551-
3415 or the undersigned at (202) 551-3852 with any other questions.


      Sincerely,



      Michael McTiernan
      Special Counsel



cc:	Joel J. Goldschmidt, Esq. (via facsimile)

Mr. Thomas Blakeley
American Mold Guard, Inc.
April 5, 2006
Page 3